John McIlvery
Partner
Direct Voice	818.444.4502
Direct Fax	818.444.6302
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E-Mail	jmcilvery@stubbsalderton.com

March 3, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549
Attn:              Bernard Nolan

Mail Stop 4561

Re:                        Interlink Electronics, Inc.
Responses to Staff Comments of February 25 2016 with respect to:
Form 10-12G

Filed February 17, 2016

File No. 000-21858

Ladies and Gentlemen:

On behalf of Interlink Electronics, Inc. (the “Company”), we have enclosed for filing one copy with exhibits of the Company’s Amendment No. 1 to Registration Statement on Form 10-12G (the “Amendment No. 1”).

In addition to filing Amendment No. 1, we hereby provide the following responses in reply to the comment letter dated February 25, 2016 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission, Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Directors and Executive Officers, page 29

1.                                    We note your disclosure that your CEO, Mr. Bronson, holds executive positions in several companies that you identify. Accordingly, please provide disclosure in an appropriate place in the document indicating the number of hours per week that Mr. Bronson devotes to your operations. Please also consider including risk factor disclosure that addresses limitations on the time and attention he is able to devote to the company and possible conflicts of interest faced by him as a result of his outside activities, in each case to the extent they pose significant risks to the company.

15260 Ventura Boulevard, 20th Floor * Sherman Oaks, California 91403 office > 818.444.4500 * fax > 818.444.4520	1453 3rd Street Promenade, Suite 300 * Santa Monica, California 90401 office > 310.746.9800 * fax > 310.395.5292

Securities and Exchange Commission Division of Corporation Finance March 3, 2016 Page 2

In response to the Staff’s comment, we have added additional disclosure about the number of hours per week that Mr. Bronson devotes to the Company’s operations in “Directors and Executive Officers – Executive Officers and Directors,” on page 29 of Amendment No. 1.  In addition, we have added an additional risk factor with respect to Mr. Bronson’s business commitments in “Risk Factors,” on page 15 of Amendment No. 1.

*   *   *   *   *

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please contact the undersigned.

Very truly yours,

/s/ John McIlvery

John McIlvery

cc:        Tracy A. Kern